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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                 With copies to:

       Cyril Moscow               Jeffrey H. Miro            Adam O. Emmerich
Honigman Miller Schwartz and      Kenneth H. Gold           Trevor S. Norwitz
         Cohn, LLP             Miro, Weiner & Kreimer         Robin Panovka
2290 First National Building   38500 Woodward Avenue,   Wachtell, Lipton, Rosen
    660 Woodward Avenue              Suite 100                  & Katz
Detroit, Michigan 48226-3583     Bloomfield Hills,         51 West 52nd Street
      (313) 465-7000               Michigan 48303       New York, New York 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


                  This Amendment No. 2 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO"), to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                  (a)  LEGAL MATTERS

                  In response to Simon's lawsuit filed on December 5, 2002 in the United States District Court for the Eastern District of Michigan against Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert, the Company filed a motion to dismiss on December 16, 2002 arguing that the First Claim for Relief failed to state a claim under the Control Share Acquisitions Act because the Taubman family's receipt of original issue Series B Preferred Stock from Taubman Centers, Inc., in 1998 was not a "control share acquisition" under the Act.

ITEM 9.  EXHIBITS

                  Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit (a)(13)         Motion to dismiss Simon Property Group, Inc. and Simon
                        Property Acquisitions, Inc.'s First Claim for Relief for
                        failure to state a claim under the Control Share
                        Acquisitions Act, filed on December 16, 2002 by Taubman
                        Centers, Inc., A. Alfred Taubman, Robert S. Taubman,
                        Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr.,
                        William S. Taubman, Allan J. Bloostein, Jerome A. Chazen
                        and S. Parker Gilbert
Exhibit (a)(14)         Brief in support of motion to dismiss filed on December
                        16, 2002 by Taubman Centers, Inc., A. Alfred Taubman,
                        Robert S. Taubman, Lisa A. Payne, Graham T. Allison,
                        Peter Karmanos, Jr., William S. Taubman, Allan J.
                        Bloostein, Jerome A. Chazen and S. Parker Gilbert

Exhibit (a)(15)         Statement issued by Taubman Centers on December 16, 2002

Exhibit (a)(16)         Press release issued by Taubman Centers on December 17,
                        2002

                                    SIGNATURE
                                    _________

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2002                Taubman Centers, Inc.

                                         By:  /s/ Robert S. Taubman
                                            ----------------------------
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                  EXHIBIT INDEX
                                  _____________

Exhibit (a)(13)         Motion to dismiss Simon Property Group, Inc. and Simon
                        Property Acquisitions, Inc.'s First Claim for Relief for failure to state a claim under the Control Share
                        Acquisitions Act, filed on December 16, 2002 by Taubman
                        Centers, Inc., A. Alfred Taubman, Robert S. Taubman,
                        Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr.,
                        William S. Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert

Exhibit (a)(14)         Brief in support of motion to dismiss filed on December
                        16, 2002 by Taubman Centers, Inc., A. Alfred Taubman,
                        Robert S. Taubman, Lisa A. Payne, Graham T. Allison,
                        Peter Karmanos, Jr., William S. Taubman, Allan J.
                        Bloostein, Jerome A. Chazen and S. Parker Gilbert

Exhibit (a)(15)         Statement issued by Taubman Centers on December 16, 2002

Exhibit (a)(16)         Press release issued by Taubman Centers on December 17,
                        2002